LAKESIDE
Financial Group, Inc.

443 Redcliff Drive, Suite 100
Redding, California 96002
Ph. (530) 226-5850
Fax (530) 226-5853

VIA OVERNIGHT DELIVERY

November 18, 2004

Mr. David S. Lyon
Division of Corporate Finance
U. S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Lakeside Mortgage Fund, LLC – Form 10-SB**
        File No. 0-50893

Dear Mr. Lyon:

In response to your letter to Lakeside Mortgage Fund, LLC (the "Company"), dated November 4, 2004, enclosed is a copy of Amendment No. 2 to Form 10-SB, and financial statements, filed by the Company on November 19, 2004 ("Amendment No. 2"). We also enclose a copy of Amendment No. 2 which is redlined to show changes.

The numbered paragraphs below are responses to the comments in your letter, and are numbered in accordance with your numbered comments.

1.   Please see revision on p. 4, and addition of "A. Duties of the Manager" on p. 17. This is a discussion of the workings of the Manager in managing the Company, and I think it answers all of the questions and comments set forth in your comments 1 through 4.

2.   See answer to Comment 1, above.

3.   See answer to Comment 1, above.

4.   See answer to Comment 1, above.

5.   See inserted language at p. 20 and p. 25.

6.   Please see revision on p. 5

7.   Please see revisions on p. 7. These revisions are intended to make clear that a valuation prepared by an independent third party is obtained for each piece of real property securing a loan by the Company, and these are generally, but not always, full appraisals prepared by a licensed appraiser. I'm not sure what you're asking for beyond this.

8.   Please see revision on p. 20.

9.   Assuming the management fees had not been waived, the compensation would have been exactly the same. There is no direct correlation between the amount received by the Manager in the form of management fees (or from any other source of income for that matter) and the amount of compensation received by employees of the Manager.

10.   The Statement of Members' Equity has now been revised to reflect members' contributions net of cost incurred in raising capital and reinvestments combined into one column and net income and distributions shown in a separate column. The detailed description of each of the major components is described in the rows within the statement.

11.   The Balance Sheet has now been simplified to show the following captions only: "Members' contributions, net", "Retained earnings" and "Total members' equity", consistent with the Statement of Members' Equity.

12.   The "date heading" of the Statement of Members' Equity has now been changed for consistency with the Statements of Operations and Cash Flows.

13.   The Inception Date has now been removed from the Balance Sheet of December 31, 2003 and all interim financial statement headings.

14.   A sentence on paragraph 8, Note 1 to financial statements (Organization and Description of Business) has now been inserted to emphasize the fact that allocation/distribution to investors are made only to the extent that funds are available.

15.   A sentence on Note 2 (f) was inserted to address the issue of treatment of premiums or discounts on purchased loans.

16.   A sentence on paragraph 4, Note 1 to financial statements has now been added to disclose the absence of comparative financial information for the same period in the prior year.

17.   The year-to-date column on the June 30 financial statements has now been deleted.

18.   The net income amount on the June 30 financial statements (income statement and statement of members' equity) has now been reconciled.

19.   Amount due to manager has now been consistently presented in the financial statements.

20.   The header of the June 30 financial statements has been revised to reflect the June 30 date.

21.   Paragraph 2 has been added to Note 1 to financial statements to disclose the basis of unaudited, interim financial information.

In connection with responding to your comments, The Company hereby acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- Staff comments and changes to disclosure in response to staff comment in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,



William F. Webster,
President,
Lakeside Financial Group, Inc.
Manager of Lakeside Mortgage Fund, LLC